Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended June 30, 2018

Tel-Aviv, Israel, September 3, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three months ended June 30, 2018 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On August 31, 2018, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial results of Dorad for the quarter ended June 30, 2018 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about September 25, 2018.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended June 30, 2018 - approximately NIS 574.4 million.

•	Dorad’s unaudited operating profit for the three months ended June 30, 2018 - approximately NIS 41.4 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended June 30, 2018, which include the intermediate months of April - June, are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2017 and as of and for the three and six month periods ended June 30, 2017 and 2018 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statements of Financial Position

	June 30	June 30	December 31
	2018	2017	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	73,826	81,313	184,182
Trade receivables	247,370	265,829	330,397
Other receivables	54,059	97,529	83,289
Pledged deposit	6,551	-	-
Total current assets	381,806	444,671	597,868

Non-current assets
Restricted deposit	420,717	393,657	405,306
Prepaid expenses	42,763	44,880	43,821
Fixed assets	3,974,402	4,099,540	4,009,008
Intangible assets	4,705	7,420	6,097
Total non-current assets	4,442,587	4,545,497	4,464,232

Total assets	4,824,393	4,990,168	5,062,100

Current liabilities
Current maturities of loans from banks	212,945	203,415	203,819
Current maturities of loans from related parties	110,000	70,000	140,464
Trade payables	279,810	329,456	415,798
Other payables	4,915	22,822	5,649
Financial derivatives	-	7,298	1,191
Total current liabilities	607,670	632,991	766,921

Non-current liabilities
Loans from banks	3,103,655	3,287,991	3,187,873
Loans from related parties	12,047	116,812	54,764
Provision for dismantling and restoration	40,179	35,968	36,239
Deferred tax liabilities	99,549	66,305	89,298
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	3,255,590	3,507,236	3,368,334

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	315,175	203,983	280,887
Total equity	961,133	849,941	926,845

Total liabilities and equity	4,824,393	4,990,168	5,062,100

Dorad Energy Ltd.
Interim Condensed Statements of Profit and Loss

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	1,259,285	1,211,289	574,434	536,602	2,523,263

Operating costs of the Power Plant

Energy costs	330,747	291,795	184,674	145,767	616,221
Electricity purchase and infrastructure services	592,030	603,411	265,403	273,001	1,212,431
Depreciation and amortization	107,404	97,634	55,235	46,189	208,705
Other operating costs	65,013	57,915	27,719	25,296	122,345

Total operating costs of Power Plant	1,095,194	1,050,755	533,031	490,253	2,159,702

Profit from operating the Power Plant	164,091	160,534	41,403	46,349	363,561

General and administrative expenses	10,529	8,576	5,251	4,505	18,712

Operating profit	153,562	151,958	36,152	41,844	344,849

Financing income	11,857	1,810	7,625	1,312	3,195
Financing expenses	120,880	150,744	80,721	89,829	245,122

Financing expenses, net	109,023	148,934	73,096	88,517	241,927

Profit (loss) before taxes on income	44,539	3,024	(36,944)	(46,673)	102,922

Tax benefit (Taxes on income)	(10,251)	(687)	8,496	10,744	(23,681)

Profit (loss) for the period	34,288	2,337	(28,448)	(35,929)	79,241

Dorad Energy Ltd.
Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital
			reserve for
	Share	Share	activities with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the six months ended June 30, 2018 (Unaudited)

Balance as at January 1, 2018 (Audited)	11	642,199	3,748	280,887	926,845

Profit for the period	-	-	-	34,288	34,288

Balance as at June 30, 2018 (Unaudited)	11	642,199	3,748	315,175	961,133

For the six months ended June 30, 2017 (Unaudited)

Balance as at January 1, 2017 (Audited)	11	642,199	3,748	201,646	847,604

Profit for the period	-	-	-	2,337	2,337

Balance as at June 30, 2017 (Unaudited)	11	642,199	3,748	203,983	849,941

For the three months ended June 30, 2018 (Unaudited)

Balance as at April 1, 2018 (Unaudited)	11	642,199	3,748	343,623	989,581

Loss for the period	-	-	-	(28,448)	(28,448)

Balance as at June 30, 2018 (Unaudited)	11	642,199	3,748	315,175	961,133

For the three months ended June 30, 2017 (Unaudited)

Balance as at April 1, 2017 (Unaudited)	11	642,199	3,748	239,912	885,870

Loss for the period	-	-	-	(35,929)	(35,929)

Balance as at June 30, 2017 (Unaudited)	11	642,199	3,748	203,983	849,941

For the year ended December 31, 2017 (Audited)

Balance as at January 1, 2017 (Audited)	11	642,199	3,748	201,646	847,604

Profit for the year	-	-	-	79,241	79,241

Balance as at December 31, 2017 (Audited)	11	642,199	3,748	280,887	926,845

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit (loss) for the period	34,288	2,337	(28,448)	(35,929)	79,241
Adjustments:
Depreciation and amortization and fuel consumption	111,043	142,906	58,737	72,816	286,542
Taxes on income (tax benefit)	10,251	687	(8,496)	(10,744)	23,681
Financing expenses, net	109,023	148,934	73,096	88,517	241,927
	230,317	292,527	123,337	150,589	552,150

Change in trade receivables	83,026	29,102	38,300	8,581	(35,465)
Change in other receivables	9,657	(60,355)	(3,080)	(41,999)	(84,857)
Change in trade payables	(149,819)	36,707	(31,034)	42,984	123,045
Change in other payables	(733)	(2,387)	(12,272)	(19,779)	(2,669)
	(57,869)	3,067	(8,086)	(10,213)	54

Net cash flows provided by operating activities	206,736	297,931	86,803	104,447	631,445

Cash flows used in investing activities
Proceeds (payment) for settlement of financial derivatives	2,357	(4,633)	2,284	(2,784)	(10,596)
Insurance proceeds in respect of damage to fixed asset	19,438	-	6,788	-	38,742
Investment in long-term restricted deposit	(7,158)	(21,000)	(2,000)	-	(34,000)
Release of long-term restricted deposit	-	25,790	-	12,572	25,790
Investment in fixed assets	(61,050)	(53,786)	(30,100)	(21,804)	(121,361)
Investment in intangible assets	(123)	(258)	(4)	(227)	(413)
Interest received	1,484	1,230	708	732	1,268

Net cash flows used in investing activities	(45,052)	(52,657)	(22,324)	(11,511)	(100,570)

Cash flows from financing activities:
Repayment of loans from related parties	(62,802)	(39,628)	-	-	(39,628)
Repayment of loans from banks	(91,345)	(85,112)	(91,345)	(85,112)	(161,668)
Interest paid	(119,447)	(120,865)	(101,436)	(105,183)	(227,530)
Net cash flows used in financing activities	(273,594)	(245,605)	(192,781)	(190,295)	(428,826)

Net increase (decrease) in cash and cash equivalents for the period	(111,910)	(331)	(128,302)	(97,359)	102,049

Effect of exchange rate fluctuations on cash and cash equivalents	1,554	677	1,299	523	1,166
Cash and cash equivalents at beginning of period	184,182	80,967	200,829	178,149	80,967
Cash and cash equivalents at end of period	73,826	81,313	73,826	81,313	184,182